SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2025

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

PARANAENSE ENERGY COMPANY - COPEL CNPJ 76.483.817/0001-20 PUBLICLY TRADED COMPANY Registration with CVM No. 1431 - 1 MINUTES OF THE SPECIAL MEETING OF SHAREHOLDERS HOLDING PREFERRED SHARES 1. DATE, TIME AND LOCATION: Held on November 17, 2025, at 11 am, exclusively in digital mode, considering, therefore, pursuant to Art. 5, § 3, of CVM Resolution No. 81, of 29.3.2022, as amended, as having been carried out at the Company's registered office, located in the city of Curitiba, State of Paraná, at Rua José Izidoro Biazetto no. 158, Bloco A, Orleans, CEP 81200-240. 2. CALL NOTICE: The first call notice was published pursuant to Art. 124 of Law No. 6.404, of December 15, 1976 (“Brazilian Corporate Law”), in the editions of October 27, 28 and 29, 2025, on pages C7 (Oct. 27), B8 (Oct. 28) and A12 (Oct. 29), with simultaneous disclosure of the documents on the webpage of said newspaper, in accordance with art. 289, I, of the Brazilian Corporate Law. 3. QUORUM: Present shareholders holding 1,242,889,785 registered, book-entry preferred shares with no par value, issued by the Company, disregarding treasury shares, representing approximately 74.20% of the total preferred shares comprising the Company's capital stock, as evidenced by the signatures in the Company's Shareholders' Attendance Book, which reflect participation through the electronic remote participation system made available by the Company and votes cast through the remote voting ballot. 4. ATTENDANCE: Mr. Marcel Martins Malczewski, Chairman of the Company’s Board of Directors, Mr. Demétrius Nichele Macei, Chairman of the Supervisory Board, and, representing the Company’s Management, Mr. Daniel Pimentel Slaviero, President, Mr. Felipe Gutterres Ramella, Vice President of Finance and Investor Relations, Mr. Yuri Müller Ledra, Vice President of Legal and Compliance, and Mr. Vicente Loiácono Neto, Executive Director of Governance, Risk and Compliance. 5. PRESIDING BOARD: The proceedings were chaired by Mr. Marcel Martins Malczewski, Chairman of the Company's Board of Directors, pursuant to Article 12 of the Bylaws, and, acting as secretary, Mr. Henrique Bonjardim Filizzola, also responsible for signing the copy of the minutes to be submitted to the Public Registry of Commercial Companies under the responsibility of the Board of Trade of the State of Paraná. 6. PUBLICATIONS AND DISCLOSURE: Documents pertaining to matters on the agenda, including the Management’s Proposal this General Meeting, were previously made available to shareholders at the Company's headquarters and disclosed on the webpages of the Brazilian Securities and Exchange Commission ("CVM"), B3 S.A. - Brazil, Bolsa, Balcão ("B3") and the Company’s, pursuant to the terms of the Brazilian Corporate Law and applicable CVM regulations. 7. AGENDA: Review, discuss and vote on the following agenda: PARANAENSE ENERGY COMPANY - COPEL CNPJ 76.483.817/0001-20 PUBLICLY TRADED COMPANY Registration with CVM No. 1431 - 1 7.1. Pursuant to paragraph 1 of article 136 of the Brazilian Corporate Law, ratification (“PN Ratification”) of the mandatory conversion of all preferred shares issued by the Company (“PN”) into common shares and class “C” preferred shares, registered, book-entry and without nominal value (“PNC”), compulsorily redeemable, at a ratio of one new common share and one new PNC share for each PN share (“PN Conversion”). 8. DECISIONS: At the meeting and after examination and discussion of the matter on the agenda, the shareholders holding preferred shares present decided as follows: 8.1. To approve, according to the votes recorded in the voting map contained in Annex I, pursuant to §1 of Art. 136 of Brazilian Corporate Law, the PN Ratification of the PN Conversion. 8.1.1. It should be noted that, as a result of the PN Conversion ratified herein, the totality of the PN shares will be mandatorily converted into common shares and PNC shares – observing the ratio of 1 common share and 1 PNC share for each PN share. 8.1.2. To state that PN shareholders who did not approve the PN Conversion at this meeting—whether due to dissent, abstention, or absence—will have the right to withdraw from the Company, under the terms of applicable law, in accordance with the deadlines and information for exercising the right of withdrawal to be disclosed in due course by means of a notice to shareholders. 8.1.3. To state that the Company reserves the right to call a general meeting to ratify or reconsider the PN Conversion resolution if the management believes that payment of the reimbursement value of the PN shares to the shareholders who exercised the right of withdrawal will put the Company's financial stability at risk, pursuant to Art. 137, §3, of the Corporation Law. 8.1.4. To state that, immediately after the PN Conversion ratified herein, all PNC shares will be redeemed at the amount of R$0.7749 per share. 9. DOCUMENTS: The vote presented in writing was authenticated by the presiding board and by the shareholder who requested and is filed at the Company's headquarters. 10. CLOSING AND DRAWING UP OF THE MINUTES: There being nothing further to discuss, the Chairman suspended the meeting for the drawing up of these minutes, in the form of a summary of the events that took place, containing only a transcription of the resolutions taken and their disclosure with the omission of the signatures of the shareholders present, as provided for in art. 130, §§ 1 and 2 of the Brazilian Corporate PARANAENSE ENERGY COMPANY - COPEL CNPJ 76.483.817/0001-20 PUBLICLY TRADED COMPANY Registration with CVM No. 1431 - 1 Law, which, when presented and found to be in order, were approved by those present. The attendance of the shareholders was recorded at these minutes and in the Shareholders' Attendance Book by signature of the Secretary of the meeting, in accordance with the applicable regulations. MARCEL MARTINS MALCZEWSKI DEMÉTRIUS NICHELE MACEI Chairman of the General Meeting and Chairman of the Supervisory Board Chairman of the Board of Directors DANIEL PIMENTEL SLAVIERO FELIPE GUTTERRES RAMELLA President Vice President of Finance and Investor Relations YURI MÜLLER LEDRA VICENTE LOIÁCONO NETO Vice President of Legal and Executive Director of Governance, Compliance Risk and Compliance HENRIQUE BONJARDIM FILIZZOLA Secretary of the General Meeting 1. [BVD Nº 1] Nos termos do §1º do art. 136 da Lei das S.A., a ratificação (“Ratificação PN”) da conversão mandatória da totalidade das ações preferenciais de emissão da Companhia (“PN”), em ações ordinárias e ações preferenciais classe “C”, nominativas, escriturais e sem valor nominal (“PNC”), compulsoriamente resgatáveis, na proporção de uma nova ação ordinária e uma nova ação PNC para cada uma ação PN (“Conversão PN”). PN Aprovar Rejeitar Abster-se 1.242.889.785 1.239.693.332 2.540.012 656.441 Mapa Final de Votação Resumido COMPANHIA PARANAENSE DE ENERGIA - COPEL - 76.483.817/0001-20 COPEL - Assembleia Geral Extraordinária 17/11/2025 11:00 COMPANHIA PARANAENSE DE ENERGIA CNPJ: 76.483.817/0001-20 Lista de presença da Assembleia Especial de Acionistas Titulares de Ações Preferenciais realizada em 17.11.2025: Acionistas presentes: Paulo Roberto de Souza Pereira dos Santos, Eder de Oliveira Bueno, Francisco José de Souza Neto, Anderson Braga Santos, Sueli de Souza Costa Silva, ADILSON DE OLIVEIRA, Alvaro Luiz Daros, HERMANN PUJOL HANZEN, Pablo Marian, ELIELSON BARBOSA DE SOUZA, Mauricio Severo Coelho de Oliveira, Thiago Leiria, Silvio Neri de Oliveira Representados por Hebert Clayton de Almeida, Victor Lemos Reial Santos: AZ QUEST MASTER FIA, AZ QUEST SMALL MID CAPS PREV MASTER FIFE FUNDO DE INVESTIMENTO DE AÇÕES, FCOPEL FIA II, AZ QUEST SMALL MID CAPS MASTER FIA Representados por Christiano Marques de Godoy: IT NOW IBOVESPA B3 BR+ FUNDO DE ÍNDICE RESPONSABILIDADE LIMITADA, IT NOW IBOVESPA FUNDO DE ÍNDICE, ITAÚ FLEXPREV SMART AÇÕES BRASIL FUNDO DE INVESTIMENTO FINANCEIRO RESPONSABILIDADE LIMITADA, ITAU MOMENTO ESG ACOES FUNDO DE INVESTIMENTO, LONG BIAS FUNDO DE INVESTIMENTO EM AÇÕES, ITAÚ INFLATION STRATEGY MULTIMERCADO FUNDO DE INVESTIMENTO, ITAU ARTAX LONG BIAS MULTIMERCADO FUNDO DE INVESTIMENTO, ITAU OPTIMUS TITAN MULTIMERCADO FUNDO DE INVESTIMENTO, ITAÚ AÇÕES DIVIDENDOS FUNDO DE INVESTIMENTO FINANCEIRO RESPONSABILIDADE LIMITADA, ITAÚ ARTAX ULTRA MULTIMERCADO FUNDO DE INVESTIMENTO, IT NOW IGCT FUNDO DE ÍNDICE INVESTIMENTO SUSTENTÁVEL RESPONSABILIDADE LIMITADA, ITAÚ ARTAX ENDURANCE FUNDO DE INVESTIMENTO FINANCEIRO MULTIMERCADO RESPONSABILIDADE LIMITADA, ITAÚ ARTAX MULTIMERCADO FUNDO DE INVESTIMENTO, ITAU CAIXA ACOES FI, ITAÚ INFLATION EQUITY OPPORT AÇÕES, ITAÚ MASTER MOMENTO AÇÕES FUNDO DE INVESTIMENTO, ITAÚ MOMENTO II AES FUNDO DE INVESTIMENTO, ITAU MOMENTO IQ ACOES FUNDO DE INVESTIMENTO, ITAU PHOENIX ACOES FI, ITAÚ PREVIDÊNCIA IBRX FIA, IT NOW ISE FUNDO DE INDICE, IT NOW PIBB IBRX-50 FUNDO DE ÍNDICE, ITAÚ LONG AND SHORT PLUS MULTIMERCADO FI, ITAÚ OPTIMUS LONG SHORT PLUS FUNDO DE INVESTIMENTO FINANCEIRO MULTIMERCADO RESPONSABILIDADE LIMITADA, ITAÚ ALVORADA MASTER FUNDO DE INVESTIMENTO FINANCEIRO MULTIMERCADO RESPONSABILIDADE LIMITADA, ITAÚ EXCELÊNCIA SOCIAL AÇÕES FUNDO DE INVESTIMENTO SUSTENTÁVEL, ITAÚ FTSE RAFI BRAZIL 50 CAPPED INDEX FUNDO DE INVESTIMENTO EM AÇÕES RESPONSABILIDADE LIMITADA, ITAÚ GOVERNANÇA CORPORATIVA AÇÕES FUNDO DE INVESTIMENTO FINANCEIRO SUSTENTÁVEL RESPONSABILIDADE LIMITADA, ITAÚ HUNTER TOTAL RETURN MULTIMERCADO FI, ITAU IBOVESPA ATIVO MASTER FIA, ITAÚ IBRX ATIVO MASTER FIA, ITAÚ INDEX AÇÕES IBOVESPA FI, ITAU INDEX ACOES IBRX FI, ITAÚ INFLAÇÃO MULTIESTRATÉGIA MULTIMERCADO FUNDO DE INVESTIMENTO, ITAÚ INFLATION EQUITY OPPORTUNITIES MULTIMERCADO FUNDO DE INVESTIMENTO, ITAÚ MASTER GLOBAL DINÂMICO MULTIMERCADO FUNDO DE INVESTIMENTO, ITAÚ MASTER GLOBAL DINÂMICO ULTRA MULTIMERCADO FUNDO DE INVESTIMENTO, ITAÚ MASTER HUNTER LONG ONLY FUNDO DE INVESTIMENTO FINANCEIRO EM AÇÕES - RESPONSABILIDADE LIMITADA, ITAÚ OPTIMUS EXTREME MULTIMERCADO FUNDO DE INVESTIMENTO, ITAÚ OPTIMUS LONG BIAS MULTIMERCADO FUNDO DE INVESTIMENTO, ITAÚ S&P B3 LOW VOLATILITY FUNDO DE INVESTIMENTO EM AÇÕES, ITAÚ SIRIUS FUNDO DE INVESTIMENTO EM AÇÕES, ITAÚ VÉRTICE OMNI FUNDO DE INVESTIMENTO FINANCEIRO MULTIMERCADO RESPONSABILIDADE LIMITADA, ITAÚ VOTL FUNDO DE INVESTIMENTO FINANCEIRO MULTIMERCADO RESPONSABILIDADE LIMITADA, THE BANK OF NEW YORK., ADR DEPARTMENT. Representados por Caio Cesar Zerbato: Estado do Paraná Representados por Veronica Gomes Vairo: BNDES PARTICIPAÇÕES S.A. - BNDESPAR Representados por Raphael Manhães Martins: Antonia Cliucy Pires Chaves, Rosane Moraes Coutinho de Oliveira, Rabo de Peixe Transp., Serv. Mar., e Empr. Tur. LTDA - ME, Victor Adler, VIC DTVM S/A Representados por Leonardo Del Favero Cruz: OCCAM EQUITY HEDGE FUNDO DE INVESTIMENTO FINANCEIRO MULTIMERCADO - RESPONSABILIDADE LIMITADA, OCCAM FI FINANCEIRO - CIA - RESP LIMITADA, OCCAM INSTITUCIONAL FUNDO DE INVESTIMENTO FINANCEIRO MULTIMERCADO - RESPONSABILIDADE LIMITADA, OCCAM PREVIDÊNCIA MASTER FUNDO DE INVESTIMENTO FINANCEIRO MULTIMERCADO - RESPONSABILIDADE LIMITADA, OCCAM PREVIDENCIA LIQUIDEZ FUNDO DE INVESTIMENTO MULTIMERCADO, OCCAM PREVIDÊNCIA PLUS FIFE FI FINANCEIRO MULTIMERCADO - RESPONSABILIDADE LIMITADA, OCCAM RETORNO ABSOLUTO FUNDO DE INVESTIMENTO FINANCEIRO MULTIMERCADO - RESPONSABILIDADE LIMITADA, ONIX FUNDO DE INVESTIMENTO FINANCEIRO MULTIMERCADO RESPONSABILIDADE LIMITADA, PITUBA FUNDO DE INVESTIMENTO EM AÇÕES, OCCAM LONG & SHORT PLUS FUNDO DE INVESTIMENTO FINANCEIRO MULTIMERCADO - RESPONSABILIDADE LIMITADA, OCCAM LONG BIASED FUNDO DE INVESTIMENTO FINANCEIRO MULTIMERCADO - RESPONSABILIDADE LIMITADA, OCCAM RAZOR FUNDO DE INVESTIMENTO FINANCEIRO EM AÇÕES - RESPONSABILIDADE LIMITADA, GERDAU PREVIDÊNCIA FUNDO DE INVESTIMENTO EM AÇÕES 02, OCCAM PREVIDENCIA PLUS LIVRE FUNDO DE INVESTIMENTO MULTIMERCADO, OCCAM BRASILPREV FIFE PREVIDENCIÁRIO FI FINANCEIRO MULTIMERCADO - RESPONSABILIDADE LIMITADA, OCCAM ARAGUAIA FIF - CLASSE DE INVESTIMENTO EM AÇÕES - RESPONSABILIDADE LIMITADA Representados por Karina Vasconcellos, LUIS GUSTAVO MUSSILI, BRUNO BERNARDO RAMOS: JGP COMPOUNDERS MASTER FI FINANCEIRO EM AÇÕES INVESTIMENTO NO EXTERIOR - RESPONSABILIDADE LIMITADA, RÉGIA ESG MASTER FUNDO DE INVESTIMENTO FINANCEIRO EM AÇÕES IS - RESPONSABILIDADE LIMITADA, RÉGIA BRASILPREV FIFE ESG 100 PREVIDENCIÁRIO FIF EM AÇÕES IS - RESPONSABILIDADE LIMITADA, JGP B PREVIDÊNCIA FIFE MASTER AÇÕES FI FINANCEIRO - CIA - RESP LIMITADA, FCOPEL FUNDO DE INVESTIMENTO EM AÇÕES I, JGP EQUITY MASTER FUNDO DE INVESTIMENTO FINANCEIRO EM AÇÕES RESPONSABILIDADE LIMITADA, JGP EQUITY MASTER FUNDO DE INVESTIMENTO MULTIMERCADO, RÉGIA EQUITIES ESG INSTITUCIONAL MASTER FUNDO DE INVESTIMENTO FINANCEIRO EM AÇÕES IS - RESP LIMITADA, JGP ESG PREVIDENCIÁRIO MASTER FI FINANCEIRO EM AÇÕES IS - RESPONSABILIDADE LIMITADA, JGP ESG PREVIDENCIÁRIO XP MASTER FI FINANCEIRO EM AÇÕES IS - RESPONSABILIDADE LIMITADA, JGP LONG ONLY MASTER FUNDO DE INVESTIMENTO FINANCEIRO EM AÇÕES RESP LTDA, JGP PREVIDENCIÁRIO ITAÚ MASTER FUNDO DE INVESTIMENTO FINANCEIRO EM AÇÕES RESPONSABILIDADE LIMITADA, MOSTEIRO FUNDO DE INVESTIMENTO FINANCEIRO MULTIMERCADO - RESPONSABILIDADE LIMITADA, SANTA CRISTINA FI FINANCEIRO EM AÇÕES INVESTIMENTO NO EXTERIOR - RESPONSABILIDADE LIMITADA Representados por Fernanda Abreu de Oliveira: Participante Pessoa Juridica, Participante Pessoa Juridica, Participante Pessoa Juridica, Participante Pessoa Juridica Representados por LUCAS OLIVEIRA ALMEIDA: SPX Falcon Master Fundo de Investimento de Ações , SPX Falcon Institucional Master Fundo de Investimento Multimercado, SPX Long Bias Previdenciário Master Fundo de Investimento Multimercado, SPX Nimitz Master Fundo de Investimento Multimercado, SPX Apache Fundo de Investimento Financeiro de Ações Responsabilidade Limitada, SPX Long Bias Previdenciário Master 2 Fundo de Investimento Financeiro Multimercado Responsabilidade Limitada, SPX Raptor Master Fundo de Investimento no Exterior Multimercado Crédito Privado, SPX Lancer Plus Previdenciário Fundo de Investimento Multimercado, SPX Lancer Previdenciário Fundo de Investimento Multimercado, SPX Summit Macro Long Short Master Fundo de Investimento Financeiro Multimercado Crédito Privado Responsabilidade Limitada, Global Macro Strategy Fundo de Investimento Multimercado Crédito Privado Responsabilidade Limitada, SPX Ranger Previdenciário Fundo de Investimento Financeiro Multimercado – Responsabilidade Limitada , Canadian Eagle Portfolio LLC , SPX Patriot Master Fundo de Investimento de Ações, SPX Hornet Equity Hedge Master Fundo de Investimento Multimercado Participantes que votaram por meio de voto à distância: RVA EMB III FIFA - RL, Oceana Equity Hedge I Master FIFA - RL, Oceana Litoral FIFA - RL, Oceana Long Biased B Previdência FIFE FIM, Oceana Valor II Master FIFA - RL, Oceana Serra da Capivara FIFA - RL, Gerdau Previdência FIFA 04 - RL, Oceana Indian FIFA - RL, Oceana Prev Master FIFE FIF MM - RL, Oceana QP8 FIFA - RL, Oceana Selection Prev II FIFE FIFA - RL, FP FOF Oceana FIFA - RL, Oceana Equity Hedge Master FIF MM - RL, Oceana LB ADV Prev Master FIF MM - RL, Oceana Long Biased Master FIF MM - RL, Oceana Long Biased Master FIFA - RL, Oceana Long Biased Prev FIF MM - RL, Oceana Long Biased Prev II FIF MM - RL, Oceana Selection E Master FIFA - RL, Oceana Selection Master FIFA - RL, Oceana Valor Master FIFA - RL, Oceana Valor Prev FIFE FIFA - RL, Oceana Valor Prev II FIFE FIFA - RL, Nucleos III Oceana FIFA - RL, Oceana Selection Prev Master FIFA - RL, Fundo Safari Master FIF Multimercado, Fundo SAFARI SAVANA FUNDO DE INVESTIMENTO FINANCEIRO MULTIMERCADO, Fundo SAFARI MASTER PREV FUNDO DE INVESTIMENTO FINANCEIRO MULTIMERCADO, Fundo SAFARI MASTER PREV CEM FUNDO DE INVESTIMENTO FINANCEIRO MULTIMERCADO, Elton da Costa Ferreira, FUNDO VIVEST IBOVESPA, FUNDO VIVEST LONG ONLY, Fabiano Godinho Teixeira, Fernando Catache Borian, CLUBE DE INV DOS EMPREGADOS DA CIA SID DE TUBARAO CIEST, SANTANDER IBrX AÇÕES - FIF RESP LIMITADA, SANTANDER IBOVESPA PASSIVO AÇÕES - FIF RESP LIMITADA, SANTANDER ETHICAL SUSTENTABILIDADE IS AÇÕES - FIF RESPONSABILIDADE LIMITADA, SANTANDER DIVIDENDOS AÇÕES - FIF RESP LIMITADA, SANTANDER SELEÇÃO AÇÕES - FUNDO DE INVESTIMENTO FINANCEIRO RESPONSABILIDADE LIMITADA, SANTANDER PREV SELEÇÃO AÇÕES - FIF RESP LIMITADA, SANTANDER SELEÇÃO LONG BIASED MULTIMERCADO - FIF RESP LIMITADA, SANTANDER PREV SELEÇÃO LONG BIASED MULTIMERCADO, SANTANDER PREV ETHICAL SUSTENTABILIDADE IS AÇÕES, IAJA SAM AÇÕES - FUNDO DE INVESTIMENTO FINANCEIRO RESPONSABILIDADE LIMITADA, SANTANDER FUNDO MÚTUO DE PRIVATIZAÇÃO, SANTANDER PREV IBOVESPA ATIVO AÇÕES - FIF RESP LIMITADA, SANTANDER IBOVESPA ATIVO INSTITUCIONAL AÇÕES - FIF RESP LIMITADA, SANTANDER PREV SELEÇÃO 70 MULTIMERCADO - FIF RESP LIMITADA, SANTANDER PREV AÇÕES DIVIDENDOS - FUNDO DE INVESTIMENTO FINANCEIRO, SANTANDER IAJA AÇÕES DIVIDENDOS - FIF RESP LIMITADA, SAM SELEÇÃO DINÂMICO CLASSE DE INVESTIMENTO EM AÇÕES BDR NÍVEL 1, Jose Eduardo Pereira da Silva, CAPSTONE MACRO MASTER FUNDO DE INVESTIMENTO MULTIMERCADO, Denys Inacio Brandão, FUNDO DE INVESTIMENTO EM AÇÕES WPA I INVESTIMENTO NO EXTERIOR, WPA MASTER MULTIMERCADO CRÉDITO PRIVADO FUNDO DE INVESTIMENTO, Galtieri Silva Costa, BRASIL PREV KINEA SIGMA PREV FIM, KINEA APOLO FUNDO DE INVESTIMENTO MULTIMERCADO, KINEA ARTHEMIS MULTIMERCADO IE FI, KINEA ATLAS FUNDO DE INVESTIMENTO MULTIMERCADO, KINEA ATLAS II FIM, KINEA CHRONOS FIF MULT RESP LIMITADA, KINEA GAMA FUNDO DE INVESTIMENTO EM ACOES, KINEA NIX FUNDO DE INVESTIMENTO FIF MULTIRESP LTDA, KINEA OMEGA PREV MULT FI, KINEA PREV APOLO MULTIMERCADO FUNDO DE INVESTIMENTO, KINEA PREV ATLAS MULTIMERCADO FUNDO DE INVESTIMENTO, KINEA PREV MULTIMERCADO FIM, KINEA TLS FUNDO DE INVESTIMENTO MULTIMERCADO, KINEA PREV XTR MULTIMERCADO FUNDO DE INVESTIMENTO, KINEA SIGMA FUNDO DE INVESTIMENTO FINANCEIRO MULTIMERCADO, KINEA TLS III FIF MM RESP LTDA, KINEA URANO FI FM RL, KINEA ZEUS MULTIMERCADO FUNDO DE INVESTIMENTO, "KINEA ZEUS PREV FUNDO DE INVESTIMENTO FINANCEIRO MULTIMERCADO", KINEA PREV ACOES FUNDO DE INVESTIMENTO, TRIGONO POWER & YIELD FIA, TRÍGONO PARTHENON MASTER FIA, TRÍGONO GUAPORÉ FIF AÇÕES, XP DIV FIA, XP INVESTOR FMP, XPG ACOES, XP INV 30 M, XP INVESTOR EQUITY HEDGE MASTER FI, XP LONG BIASED PREV FIFE MASTER FI, XP EQUITY HEDGE SEGUROS PREVIDÊNCIA, FIA PARATY, FIA PIPA, FIA TIJUCA, XP FLECHAS FIA, NUCLEOS VII XP FIA, SARAH PREV IBOV FIA, XP BALANCEADO FMP, Eder Carlos Ferreira de Souza, CLINTON NUCLEAR POWER PLANT QUALIFIED FUND, LEANDRO SILVA DE ALMEIDA, STATE STREET EMERGING MARKETS EQUITY INDEX FUND, STOREBRAND SICAV, NEW AIRWAYS PENSION SCHEME, PABLO BIZZI MAHMUD, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRU FO MTBJ400045849, ELIANA FREIRE DA SILVA, VLAMIR MARQUES, RUSSELL INVESTMENT COMPANY PUBLIC LIMITED COMPANY, RELIANCE TRUST INSTITUTIONAL RETIREMENT TRUST, HILLARY DE SOUSA RIBEIRO, FIRST TRUST LATIN AMERICA ALPHADEX FUND, WELLS FARGO (LUX) WORLDWIDE FUND, LEANDRO HENRIQUE PEREIRA DOS SANTOS, LEGAL & GENERAL COLLECTIVE INVESTMENT TRUST, VANGUARD INVESTMENT SERIES PLC, JOAO BATISTA LIMA, BUREAU OF LABOR FUNDS - LABOR PENSION FUND, ERICO GIUVAINE STEIN MACHADO, GIOVANI RODRIGUES DA SILVA JUNIOR, DANIEL HENRIQUE PRESTES BUN, BRITISH COLUMBIA INVESTMENT MANAGEMENT CORPORATION, ALCENIO ALVES MARTINS JUNIOR, FELIPE TOZIM DEMITI, ILFRAN LOPES GONCALVES, THE BANK OF N. Y. M. (INTER) L. AS T. OF B. M. A. FUND, MARCO ANTONIO GARCIA, JOAO FRANCISCO DE OLIVEIRA, MBB PUBLIC MARKETS I LLC, ODILON DO AMARAL, STICHTING DEPOSITARY APG EMERGING MARKETS EQUITY POOL, NUVEEN/SEI TRUST COMPANY INVESTMENT TRUST, UMBERTO MARTINS CUSTODIO, BRUNO DA SILVA ALMEIDA, EVENY EMIDIO DA SILVA, JOAO LUIZ AMORIM FRANCO, JAMIL MIRANDA VILELA, AQR UCITS FUNDS, FUTURE FUND BOARD OF GUARDIANS, VICTORYSHARES USAA MSCI E. M. VALUE M. ETF, JOEL CARDOSO DE LIMA, MORGAN STANLEY INVESTMENT FUNDS GLOBAL BALANCED DEFENSIVE FU, ADRIANO ADREGA DE MOURA, RAFAEL BORGES AZEVEDO, TEACHERS RETIREMENT SYSTEM OF OKLAHOMA, ISHARES MSCI BRIC ETF, ISHARES III PUBLIC LIMITED COMPANY, DEIVINSON CORREA PEREIRA GOMES, UNIVERSAL-INVESTMENT-GESELLSCHAFT MBH ON BEHALF OF BROCKEN-U, JUNIOR FERNANDES DA SILVA, THRIFT SAVINGS PLAN, KIDIDER SILVA CHAVES, JOAO MERLO FILHO, CESAR MOTTA, EDUARDO CEMIN, CUSTODY BANK OF JAPAN, LTD. RE: EMERG EQUITY PASSIVE MOTHR F, ISHARES EDGE MSCI MIN VOL EMERGING MARKETS ETF, EMERGING MARKETS INDEX NON-LENDABLE FUND B, LGPS CENTRAL GLOBAL MULTI FACTOR EQUITY INDEX FUND, ISHARES PUBLIC LIMITED COMPANY, LIBERTAS IBOVESPA FUNDO DE INVESTIMENTO EM ACOES, ROGERIO FELCAR ZANATA, KAPITALFORENINGEN EMD INVEST, EMERGING MARKETS IND, EVTC CIT FOF EBP-EVTC PARAMETRIC SEM CORE EQUITY FUND TR, LUIZ ALBERTO CAVALINI, RICARDO SOITI SAKON, KAPITALFORENINGEN INVESTIN PRO, GLOBAL EQUITIES I, GOLDMAN SACHS ETF TRUST - GOLDMAN S ACTIVEBETA E M E ETF, JOSE PEDRAZZOLI JUNIOR, NATIONAL PENSION INSURANCE FUND, VERDIPAPIRFONDET KLP AKSJE FREMVOKSENDE MARKEDER INDEKS I, FELIPE SOUZA, PUBLIC EMPLOYEES' LONG-TERM CARE FUND, MORGAN STANLEY INVESTMENT FUNDS GLOBAL BALANCED INCOME FUND, THE MASTER TRUST BANK OF JAP., LTD. AS TR. FOR MTBJ400045829, TEXAS MUNICIPAL RETIREMENT SYSTEM, AMERICAN HEART ASSOCIATION, INC., ODILON PASCOAL VELOSO, ALVARO GOMES, JORGE JOSE DA CRUZ, ISHARES GLOBAL CLEAN ENERGY INDEX ETF, MARCELLO RODRIGUES DE MELLO, HEXAVEST EMERGING MARKETS FUND, CLAUS JOSE HOFMAN MULLER, NOW: PENSION TRUSTEE LIMITED IN ITS CAPACITY AS TR, BOARD OF PENSIONS OF THE EVANGELICAL LUTHERAN CHURCH IN AMER, FERNANDO HENRIQUE RAMALHO, FIDELITY SALEM STREET T: FIDELITY TOTAL INTE INDEX FUND, STICHTING AHOLD DELHAIZE PENSIOEN, FRANCESCO TORRES D AMORIM, MANULIFE SOBEYS GLOBAL EQUITY PORTFOLIO FUND UT, THE REGENTS OF THE UNIVERSITY OF CALIFORNIA, CAYO LAGO DE MENEZES SANTANA, THE MASTER TRUST BANK OF JAPAN, LTD. AS T F MTBJ400045832, AVIVA INVESTORS FUNDS ACS - AVIVA INVESTORS EMERGING MARKET, NORDEA 1, SICAV- NORDEA 1- LATIN AMERICAN EQUITY FUND, BNYM MELLON CF SL EMERGING MARKETS STOCK INDEX FUND, LUCIANA ARAUJO CORTES, EMERGING MARKETS COMPLETION FUND, L.P., THIAGO APARECIDO MIRANDA DA SILV, DOUGLAS CRISTIANO SILVA DE SOUZA, FRANKLIN CLEARBRIDGE SUSTAINABLE GLOBAL INFRASTRUCTURE INCOM, RENAN ALVARENGA DE SOUZA, WAGNER DOMINGOS MARTINS, HOSTPLUS POOLED SUPERANNUATION TRUST, TEACHER RETIREMENT SYSTEM OF TEXAS, WALISSON MOTA CARDOSO, CITITRUST LTD A T VANGUARD FDS SERIES VANGUARD INCOME FUND, MARCO ANTONIO SALMAZO VOLSO, LEGAL GENERAL SCIENTIFIC BETA EMERGING MARKETS FUND, LLC, JEFFERSON ANTONY PRADOS, LUIS ROBERTO TEIXEIRA DA SILVA, CARDANO GLOBAL SUSTAINABLE EQUITY FUND, WAGNER DA SILVA AZEVEDO, 4UM MARLIM DIVIDENDOS FUNDO DE INVESTIMENTO EM ACOES, THE MASTER TRUST BANK OF JAPAN, LTD. TRUSTEE MUTB400045794, RENATA VERONESI BOERGER, MARCOS ANDRADE DOS SANTOS, LUCIANE VICTAL FERREIRA, SYLVIENNE VASCONCELLOS DE SEQUEIRA, LVIP SSGA EMERGING MARKETS EQUITY INDEX FUND, WM POOL - EQUITIES TRUST NO 74, FABIO HENRIQUE GABRIELE, BLACKROCK GLOBAL INDEX FUNDS, LEANDRO JOSE MATOS DA SILVA, THRIFT SAVINGS PLAN, WEST MIDLANDS METROPOLITAN AUTHORITIES PENSION FUND, INVESCO DWA EMERGING MARKETS MOMENTUM ETF, JOAO PAULO ORLANDO, CALIFORNIA STATE TEACHERS RETIREMENT SYSTEM, EDNEI JOSE VECCHIATO, CITY OF PHILADELPHIA PUB EMPLOYEES RET SYSTEM, MORGAN STANLEY INVESTMENT FUNDS GLOBAL BALANCED FUND, MARYLAND STATE RETIREMENT AND PENSION SYSTEM, ALEXANDER CARDOSO DA SILVA, STICHTING PENSIOENFONDS HOOGOVENS, LEANDRO HENRIQUE CAMPOS JUNIOR, LAERTE LOPES RAMOS, GUILHERME OLIVEIRA NASCIMENTO, RAFAEL JACINTHO, MARCIO DEGAKI, FRANCISCO JOSE LOPES AFONSO, EURIZON CAPITAL S.A., NATIONAL EMPLOYMENT SAVINGS TRUST, CLEVERSON LIMA ESCAMILHA, PAULO SERGIO SALGUEIRO MALHAO, DWS INVESTMENT S.A. FOR ARERO - DER WELTFONDS, GERSON NUNES, LFI PRIVATE STOCKS FUNDO DE INVESTIMENTO DE ACOES, DIONE QUETO MONTEIRO, IEDA DE MELO BIAGGIO, SCOTTISH WIDOWS MANAGED INVESTMENT FUNDS ICVC -INT, ROYAL LONDON EQUITY FUNDS ICVC, XTRACKERS, SPDR MSCI EMERGING MARKETS STRATEGICFACTORS ETF, IMCO EMERGING MARKETS PUBLIC EQUITY LP, ALCINO DOS SANTOS ROCHA, EMERSON HENRIQUE DIAS DOS SANTOS, JPMORGAN DIVERSIFIED RETURN EMERGING MARKETS EQUITY ETF, GENERAL PENSION AND SOCIAL SECURITY AUTHORITY, MERCER QIF FUND PLC, ISHARES ESG AWARE MSCI EMERGING MARKETS INDEX ETF, EDUARDO ROBERTO PESSOTA, FIDELITY INVESTMENT FUNDS FIDELITY INDEX EMERG MARKETS FUND, SPARTAN GROUP TRUST FOR EMPLYEE BENEFIT PLANS: SPARTAN EMERG, CARLOS JOSE BIONDO, STATE OF MINNESOTA STATE EMPLOYEES RET PLAN, MARCELO DOS SANTOS DE MELO, LUIZ FERNANDO DE ANDRADE VIDOTO, ANTONIO PAULO LIMA DE CARVALHO, GERSON MOREIRA FILHO, LUCIO ANDRE ZORTEA, STICHTING PENSIONENFONDS VAN DE METALEKTRO (PME), CLEARBRIDGE RARE INFRASTRUCTURE INCOME FUND - HEDGED, GAM INVESTMENT MANAGEMENT (SWITZERLAND) AG F Z I I-Z A E M P, VINICIUS GAUDINO LIMA, ABRDN OEIC IVABRDN EMERGING MARKETS EQUITY TRACKER FUND, THE NOMURA T AND B CO LTD RE I E S INDEX MSCI E NO HED M FUN, MARCIO DOS SANTOS SALGADO, CUSTODY B.O.J,L.AS.T.F.S.E.E.M.V.INDEX MOTHER FUND, CESAR AUGUSTO CAMARGOS ROCHA, BLACKROCK CDN MSCI EMERGING MARKETS INDEX FUND, JEFFERSON BARBOSA DE OLIVEIRA, ISHARES GLOBAL CLEAN ENERGY ETF, HSBC BANK PLC AS TRUSTEE OF STATE STREET AUT EMERG, SUNAMERICA SERIES TRUST SA EMERGING MARKETS EQUITY, DWS ADVISORS EMERGING MARKETS EQUITIES-PASSIVE, MACQUARIE TRUE INDEX EMERGING MARKETS FUND, PUBLIC TRUST AS TRUSTEE FOR AMP WHOLESALE E MARKETS FUND, CITY OF NEW YORK GROUP TRUST, STATE STREET VARIABLE INSURANCE SERIES FUNDS, INC, MATEUS HENRIQUE NERY DE SANTANA, LUCIANA NICODEMOS DE FRANCA, MARCIO HENRIQUE TELES, FIDELITY GLOBAL EX-U.S. EQUITY INDEX INSTITUTIONAL, PEDRO HENRIQUE BASSETTO DA SILVA, BUREAU OF PUBLIC SERVICE PENSION FUND, AXA INVESTMENT MANAGERS SCHWEIZ AG ON BEHALF OF AX, ALDINO ENGEL, BROOKFIELD REAL ASSETS INCOME FUND INC., TEMPLETON INTERNATIONAL, INC., ARTUR FONSECA DA SILVA MARQUES, STOREBRAND EMERGING MARKETS, AEGON CUSTODY BV, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB4000, RUI DE ALMEIDA MARTINS, STATE STREET GLOBAL ADVISORS LUX SICAV - S S G E M I E FUND, JUNTO PARTICIPACOES FIA, MARCOS GIOVANI DE OLIVEIRA, MATHEUS PADILHA DA ROSA, AGF INVESTMENTS INC, VERALDO AUGUSTO SANT, TATIANA AMORIM CHAGAS ADAUTO, ISHARES ESG MSCI EM ETF, STOREBRAND GLOBAL ALL COUNTRIES, BROOKFIELD GLOBAL RENEWABLES SUSTAINABLE INFRAST, JOHN HANCOCK VARIABLE INS TRUST INTERN EQUITY INDEX TRUST, ALEXANDRE LINHARES, JOAO PAULO MARCONDES DE OLIVEIRA, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE OF, JOAO HENRIQUE BORGES DE OLIVEIRA, STATE STREET M BRAZIL I N L COMMON TRUST FUND, THE MASTER TRUST BANK OF JAPAN, LTD. AS T. FOR MTBJ400045835, THE MASTER TRUST BANK OF JAPAN, LTD. AS T OF MUTB400021492, RODRIGO BERTELLA, MSCI EQUITY INDEX FUND B - BRAZIL, CHARLES GOMES PEREIRA DA SILVA, COMMINGLED PENSION TRUST FUND (EMERGING MARKETS EQUITY INDEX, EXELON GENERATION COMP, LLC TAX QUALIFIED NUCLEAR DECOMM PAR, FIRST TRUST GLOBAL FUNDS PLC - FIRST TRUST NASDAQ, PUBLIC SECTOR PENSION INVESTMENT BOARD, LEANDRO LOUVEIRA FERNANDES, PRUDENTIAL ASSURANCE COMPANY SINGAPORE (PTE) LTD, HELIO MANOEL VIEIRA, VERDIPAPIRFONDET STOREBRAND INDEKS ALLE MARKEDER, CUSTODY B. OF J. LTD. RE: STB D. B. S. M. F., JOSE WESLEY TEIXEIRA LIMA, COMMONWEALTH SUPERANNUATION CORPORATION, MARCELO RODRIGO COSTA, MARCONY JOSE FERRAZ GOMES, FELIPE PITANGA TORRES, SPP EMERGING MARKETS PLUS, EUGENIO OLEGARIO DE FREITAS COSTA, 1895 FONDS FGR, KAPITALFORENINGEN DANSKE INV INST AFD D PENSION - AKTIER 10, BEATRIZ XIMENES SILVA, JPMORGAN ETFS (IRELAND) ICAV, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FO, FIDELITY SALEM STREET TRUST: FIDELITY INTERNATIONAL SUSTAINA, STK LONG ONLY FIA, BEST INVESTMENT CORPORATION, RARE GLOBAL INFRASTRUCTURE VALUE FUND, TD EMERALD EMERGING MARKETS INDEX POOLED FUND TRUS, NILSON CARLOS CARLETTI, JOSE CLAUDIO MARCELO ALBINO, IVESCO FTSE RAFI EMERGING MARKETS ETF, MARLON CALGARO LEHMKUHL, VICTOR HUGO SANTOS DE JESUS, UTIMCO SP II LLC, HUMBERTO MILANI, AMERICAN CENTURY ETF TRUST - AVANTIS EMERGING MARK, PACIFIC CAPITAL UCITS FUNDS PLC, WESLEY TEIXEIRA GOMES, CLAUDIA APARECIDA PEREIRA DIAS, FIDELITY SALEM STREET T: FIDELITY E M INDEX FUND, MORGAN STANLEY PATHWAY FUNDS - EMERGING MARKETS EQUITY FUND, JOSE VITOR CABRAL ZANARDI, RONIVALDO MOURA DE SOUZA FILHO, HENRIQUE BORTOLAIA MELLO BATISTA, BUREAU OF LABOR FUNDS - LABOR INSURANCE FUND, FRANKLIN TEMPLETON SINOAM GLOBAL INFRASTRUCTURE FUND, ELDER CAMARGO DA SILVA, FRANKLIN TEMPLETON GLOBAL FUNDS PLC, DIOGO RIBEIRO DE ALBUQUERQUE, LUIZ HENRIQUE QUESSADA, FABIO FERNANDO PEREIRA LOPES, RUSSELL INVESTMENT COMPANY RUSSELL TAX-MANAGED INTERNATIONAL, AXA IM ETF ICAV, AILTOM FERREIRA SERRANO, ROBERTO LUIZ IMENEZ, BMO BROOKFIELD GLOBAL RENEWABLES INFRASTRUCTURE FU, LUIZ CLAUDIO GALANTE, ISHARES IV PUBLIC LIMITED COMPANY, THIAGO FABRICIO GONCALVES DA CRUZ, LUEDNA DIAS SANTOS, DWS INVEST LATIN AMERICAN EQUITIES, CARLOS AUGUSTO DA SILVA MORENO, MINISTRY OF ECONOMY AND FINANCE, VERUSKA MATISUSHITA COMARIN, INVESTORS WHOLESALE EMERGING MARKETS EQUITIES TRUST, RUTGERS, THE STATE UNIVERSITY, ANTONIO DA SILVA FERRO, WAGNER RICARDO SAMANIEGO, CLAUDIO MACHADO DE OLIVEIRA, PRINCIPAL DIVERSIFIED REAL ASSET CIT, ISHARES MSCI BRAZIL ETF, CAIO SILVA DE FREITAS, GILBERTO DA CONCEICAO, ALEF SILVA NOGUEIRA, JOHN HANCOCK FUNDS II INTERNATIONAL STRATEGIC EQUITY ALLOCAT, JOSE HELIO LUPPI JUNIOR, 3M EMPLOYEE RETIREMENT INCOME PLAN TRUST, DAVID ROCHA SOARES, DANIEL FERRAZ MODESTO E SILVA, THE MASTER TRUST BANK OF JAPAN, LTD. AS TR FOR MUTB400045792, JULIO CESAR MAZZETO JUNIOR, MSCI ACWI EX-U.S. IMI INDEX FUND B2, AVIVA INVESTORS, SILVIO VARGAS FERREIRA, PAULO SOMESOM TAUK, EMERGING MARKETS EQUITY SELECT ETF, EDSON BORGES DA SILVA, HESTA, ISHARES EMERGING MARKETS IMI EQUITY INDEX FUND, LUCIANO GUANHO, VERDIPAPIRFONDET STOREBRAND INDEKS NYE MARKEDER, EMERGING MARKETS INDEX NON-LENDABLE FUND, AVIVA LIFE PENSIONS UK LIMITED, PFA PENSION FORSIKRINGSAKTIESELSKAB, JOSE LUIZ ROQUE, BMO CLEAN ENERGY INDEX ETF, BLACKROCK A. M. S. AG ON B. OF I. E. M. E. I. F. (CH), LUIZ GUSTAVO ALVES DOS SANTOS, INTERNATIONAL EXPATRIATE BENEFIT MASTER TRUST, MONICA CRISTINA FERREIRA CRESPO SOUZA, MACKENZIE EMERGING MARKETS EQUITY INDEX ETF, STICHTING PENSIOENFONDS PGB, STICHING PENSIOENFONDS VOOR HUISARTSEN, EDUARDO ANGELO DO NASCIMENTO, ISHARES VI PUBLIC LIMITED COMPANY, MARCIO GUILHERME MORAES DA COSTA, GIOVANI FEITOZA GOMES, LUCAS FERNANDO RODRIGUES DE MELO, ANTONIO OBERDAN FERREIRA LESSA, JACOB JADER DOS SANTOS MOREIRA, FIDELITY SALEM STREET TRUST: FIDELITY SAI EMERGING M I FUND, GIANCARLO DOS SANTOS, ANTONIO CARLOS DA SILVA, MATHEUS AUGUSTO DE CARVALHO, VITOR HUGO LEITE DA SILVA, COLLEGE RETIREMENT EQUITIES FUND, PRISCILA DA SILVA NASCIMENTO, STK LONG BIASED MASTER FUNDO DE INVESTIMENTO EM ACOES, SOUTHERN CAL ED C N F Q C DC MT S ON P VD N G, ISHARES MSCI ACWI EX U.S. ETF, THE MASTER TRUST BANK OF JAPAN, LTD. AS T OF MUTB400021536, ABU DHABI RETIREMENT PENSIONS AND BENEFITS FUND, HOSPITAL AUTHRORITY PROVIDENT FUND SCHEME, MATHEUS DUBAI MUSSINI BATISTA, ELILTON JOSE DE CARVALHO, HAMIR CLISTER OLIVEIRA CAMPOS, VOYA VACS INDEX SERIES EM PORTFOLIO, TIAGO BRANDAO DA SILVA, LUCAS VELOSO DE SOUZA, POLICE AND FIREMEN'S RETIREMENT SYSTEM OF NEW JERS, THE MASTER TRUST BANK OF JAPAN, LTD. AS TR FOR MTBJ400076142, MAURI ROBERTO GRABICOSKI, HAROLDO JOSE KALBUSCH, JEFERSON YOSHIAKI KANASHIRO, INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT, A T F, MARCELO RODRIGUES DE LIMA, TELSTRA SUPER PTY LTD T TELSTRA S SHEME, ISHARES CORE MSCI EMERGING MARKETS IMI INDEX ETF, JANO GILSON TORRES, HSBC ETFS PLC - HSBC MSCI EMERGING MARKETS ISLAMIC ESG UCITS, INVESCO SP EMERGING MARKETS LOW VOLATILITY ETF, NORTHERN TRUST UCITS FGR FUND, ANTONIO APARECIDO FERREIRA ALVES, BRIGHTER SUPER, THE MONETARY AUTHORITY OF SINGAPORE, INVESCO MARKETS III PLC - INVESCO FTSE RAFI ALL-WORLD 3000 U, SPDR MSCI EMERGING MARKETS FOSSIL FUEL FREE ETF, CICERO EDER RODRIGUES VIANA, CLEARBRIDGE CDIP FEEDER FUND, LP, MARCIO ATILA DOS SANTOS, STICHTING PENSIOENFONDS WERK EN (RE)INTEGRATIE, ADRIANO APARECIDO CAMPOS, RODRIGO SCALAMBRINI, THOMAS CONRAD KEDOR, DEUTSCHE INVEST I BRAZILIAN EQUITIES, ALEXSANDRO FERREIRA ROCHA, NEW YORK STATE TEACHERS RETIREMENT SYSTEM, ALASKA COMMON TRUST FUND, JOAO CARLOS DE MELO CRUZ, GUSTAVO VIEIRA PEREIRA, KLEBER DE OLIVEIRA MARTINS, DECIO COLANERI JUNIOR, SHEYLA MATOS STAVALE, PACIFIC SELECT FUND - PD EMERGING MARKETS PORTFOLIO, SSGA SPDR ETFS EUROPE I PLC, PEDRO TELES DE OLIVEIRA FILHO, DOUGLAS LOPES DA SILVA, CUSTODY BANK OF JAPAN, LTD. RE: SMBCTB (AMUNDI IND, THE SEVENTH SWEDISH NATIONAL PENSION FUND - AP7 EQUITY FUND, THE CALIFORNIA ENDOWMENT, PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO, CONNECTICUT GENERAL LIFE INSURANCE COMPANY, GABRIEL PEDROZA DA ROCHA, SPARTAN GROUP TRUST FOR EMPLOYEE BENEFIT PLANS: SP, DEILER FERREIRA MENEZES, ZYON RODRIGUES DIAS E SILVA, DEUTSCHE X-TRACKERS MSCI ALL WORLD EX US HEDGED EQUITY ETF, LUIZ RICARDO PEREIRA DE MACEDO, JPMORGAN FUNDS, LUCAS CHATTAH, DORIVAL APARECIDO GALON, CUSTODY B.O.J,L..AS.T.F.S.E.E.INDEX MOTHER FUND, VINICIUS LOQUE SOBREIRA, ONEPATH GLOBAL EMERGING MARKETS SHARES(UNHEDGED) INDEX POOL, ALINE DA SILVA, IBM 401 (K) PLUS PLAN, LUIZ CARLOS SANTOS DE BARROS, MARCOS OLIVEIRA DE LUNA, EDUARDO PALMIERIS, CLEBER FABIO DA SILVA, FRANKLIN TEMPLETON FUNDS - FTF CLEARBRIDGE GLOBAL, ALEXSANDRO CORREIA, LEONARDO ALVES FRANCK, LEGAL & GENERAL CCF, BLACKROCK ASSET MANAG IR LT I ITS CAP A M F T BKR I S FD, RICARDO JATO, JAISON PERAZZA, SANTANDER SICAV, JULIANO FRANCA TETTO, ANTONIO FRANCISCO PAIVA, AWARE SUPER PTY LTD, GOLDMAN SACHS ETF ICAV ACTING SOLELY ON BEHALF OF, VITOR NUNES DE SOUZA, STICHTING JURIDISCH EIGENAAR ACTIAM BELEGGINGSFONDSEN, AUSTRALIAN RETIREMENT TRUST, LAFAYETTE NUNES DE SOUSA, SANDRO DA CUNHA YAMADA, STATE STREET ICAV, CIBC EMERGING MARKETS EQUITY INDEX ETF, CELSO BARNABE VERA, PIMCO RAE EMERGING MARKETS FUND LLC, EMERGING MARKETS EQUITY INDEX MASTER FUND, LINCOLN ADAO COLLA APARECIDO, CLEARBRIDGE RARE INFRASTRUCTURE INCOME FUND - UNHEDGED, MSCI EMERGING MARKETS EX CHINA IMI INDEX FUND, EDMILSON BATISTA SARTO PIMENTA, ANDRE DA SILVA GUILHERME, SAS TRUSTEE CORPORATION POOLED FUND, FABIANO NASCIMENTO LEITE, ROBERTO SANTANA DE MENEZES, VANGUARD EMERGING MARKETS SHARES INDEX FUND, NORTHERN EMERGING MARKETS EQUITY INDEX FUND, FIDELITY SALEM STREET TRUST: FIDELITY SERIES G EX US I FD, DANIEL MARCELINO DE OLIVEIRA, ALESSANDRO GOMES PEREIRA, FIDELITY SALEM STREET T: FIDELITY G EX U.S INDEX FUND, CARLOS EDUARDO CARVALHO PEREIRA, AGF EMERGING MARKETS FUND, JOAO COMARIM FILHO, NUVEEN EMERGING MARKETS EQUITY INDEX FUND, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE OF, PRINCIPAL FUNDS, INC - DIVERSIFIED REAL ASSET FUND, CIBC EMERGING MARKETS INDEX FUND, STATE STREET GLOBAL ALL CAP EQUITY EX-US INDEX PORTFOLIO, ISHARES ESG MSCI EM LEADERS ETF, GUILHERME ALMEIDA DOS SANTOS, VITOR CESAR MATSUBARA, LOS ANGELES COUNTY EMPLOYEES RET ASSOCIATION, ISHARES MSCI ACWI ETF, THIAGO SANTOS SILVA, THE NEW ZEALAND GUARDIAN TRUST COMPANY LIMITED IN ITS CAPAC, ALASKA PERMANENT FUND, LEGAL & GENERAL GLOBAL EQUITY INDEX FUND, JOELSON DIAS CROZOE, TRINITY COLLEGE CAMBRIDGE, BRUNO RAFAEL DE CARVALHO SANTOS, DWS LATIN AMERICA EQUITY FUND, SIX CIRCLES MANAGED EQUITY PORTFOLIO INTERNATIONAL, CITITRUST LIM AS TR OF BLACK PREMIER FDS- ISH WOR EQU IND FD, AGF EMERGING MARKETS EX CHINA FUND, LEVIR ITSURU OGUSUKO, STICHTING JURIDISCH EIGENAAR ACHMEA INVESTMENT MAN, BLACKROCK BALANCED CAPITAL FUND, INC., COLUMBIA THREADNEEDLE INV FUNDS (UK) ICVC-CT LATIN AME FUND, MARCOS ROGERIO SAUTER GROFF, AMUNDI ETF ICAV - AMUNDI PRIME ALL COUNTRY WORLD UCITS ETF, BLK MAGI FUND, NEW SOUTH WALLES TR CORP AS TR FOR THE TC EMER MKT SHAR FUND, FIRST TRUST NASDAQ CLEAN EDGE SMART GRID INFRASTRU, STATE ST GL ADV TRUST COMPANY INV FF TAX EX RET PLANS, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ4000, AMAURI SHOSSEI KUDAKA, GLOBAL ALPHA TILTS ESG NONLENDABLE FUND B, DAVID BASTOS, ARTHUR MAUER, GLENIO VIANA DOS SANTOS, LIONTRUST INVESTMENT FUNDS I - LIONTRUST LATIN AMERICA FUND, ALEXANDRE JOSE CONSELVAN, INTERNATIONAL MONETARY FUND, PIMCO EQUITY SERIES: PIMCO RAFI DYNAMIC MULTI-FACTOR EMERGIN, PIMCO EQUITY SERIES: PIMCO RAE EMERGING MARKETS FUND, RAFAEL RODRIGUES DE JESUS, THE BANK OF NEW YORK MELLON EMP BEN COLLECTIVE INVEST FD PLA, UTILICO EMERGING MARKETS TRUST PLC, MARCOS TSUYOSHI KOIZUMI, DIOGO DE PAULA QUINTAO, THE MASTER T BK OF JPN, LTD AS T OF NIKKO BR EQ MOTHER FUND, WAGNER TOKUNAGA, RAYANE CRISTINA OLIVEIRA SANTANA, ANTONIO SERGIO GALLO JUNIOR, ISHARES (DE) I INVESTMENTAKTIENGESELLSCHAFT MIT TG, ROGERIO GONCALVES BRESSAR, EDUARDO JUNGES, PEDRO CARLOS COSENTINO, ABNER CONCEICAO DA ROCHA, ALEXSANDRO DIAS BATISTA, ALL COUNTRY EX US EQUITY MARKET SUBTRUST OF DFA GR, ALUISIO MENDES DA ROCHA FILHO, AMERICAN CENTURY ETF TRUST - AVANTIS EMERGING MARK, AMERICAN CENTURY ETF TRUST-AVANTIS RESPONSIBLE EME, ARERO - DER WELTFONDS -NACHHALTIG, ASSET MANAGEMENT EXCHANGE UCITS CCF, AVIVA I INVESTMENT FUNDS ICVC - AVIVA I INTERNATIONAL I T F, AZ FUND 1 - AZ EQUITY - BRAZIL TREND, BARCLAYS MULTI-MANAGER FUND PUBLIC LIMITED COMPANY, BLACKROCK LIFE LIMITED - DC OVERSEAS EQUITY FUND, BRENO SANTOS SOUZA, BUREAU OF LABOR FUNDS - LABOR RETIREMENT FUND, CAISSE DE DEPOT ET PLACEMENT DU QUEBEC, CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM, CANADA PENSION PLAN INVESTMENT BOARD, CARLOS ALBERTO BATISTA DA SILVA, CHANG HWA CO BANK, LTD IN ITS C AS M CUST OF N B FUND, CUSTODY B. OF J. LTD. RE: STB D. E. E. F. I. M. F., DANIEL ANNUNCIATO JUNIOR, DIMENSIONAL EMERGING CORE EQUITY MARKET ETF OF DIM, DUART MOREIRA DUART, EDIVALDO LOPES PEIXOTO, EDSON APARECIDO DOS SANTOS, EDUARDO CARDOSO BRAGA, ELDER SANTOS NAZARETH, ELTON IZIDIO DA SILVA, EMER MKTS CORE EQ PORT DFA INVEST DIMENS GROU, FABIO CLERICI, FIDELITY CONCORD STREET TRUST: FIDELITY ZERO INT. INDEX FUND, FIDELITY SALEM STREET TRUST: FIDELITY FLEX INTERNATIONAL IND, FLEXSHARES MORNINGSTAR EMERGING MARKETS FACTOR TILT INDEX F, FP XP TOTAL RETURN FIA, FRANCISCO RICARTE DE SOUSA, FRANKLIN LIBERTYQT EMERGING MARKETS INDEX ETF, FRANKLIN LIBERTYSHARES ICAV, FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE BRAZI, FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE LATIN, GELDASIO PEREIRA BEZERRA, GILSON DE OLIVEIRA LIMA, GLOBAL CORE INFRASTRUCTURE INDEX FUND, GLOBAL CORE INFRASTRUCTURE INDEX NON-LENDABLE FUND E, GOLDMAN SACHS ETF TRUST - GOLDMAN SACHS EMERGING M, GOLDMAN SACHS ETF TRUST II - GOLDMAN SACHS MARKETB, GOVERNMENT OF SINGAPORE, HANDELSBANKEN LATINAMERIKA TEMA, HENRIQUE SILVA PESSOA, HSBC INDEX TRACKER INVEST. FUNDS FTSE ALL WORLD INDEX FUND, INVESCO INVESTMENT MANAGEMENT LTD, ACTING AS MANAG, INVESCO MARKETS III PLC - INV FTSE RI EMERGING MARK U ETF, IRAN ROCHA COSTA, ISHARES EMERGING MARKETS FUNDAMENTAL INDEX ETF, ISMAR GOULARTE DE CARVALHO, JOHN HANCOCK TRUST COMPANY COLLECTIVE INVESTMENT T, JOSE RICARDO LOPES MACHADO, JULIANO BATISTA BENEDETTO, LEANDRO APARECIDO ROBERTO, LEGAL GENERAL GLOBAL INFRASTRUCTURE INDEX FUND, LEGAL GENERAL U. ETF P. LIMITED COMPANY, LEGAL & GENERAL FUTURE WORLD ESG EMERGING MARKETS, LEGAL & GENERAL GLOBAL EMERGING MARKETS INDEX FUND, LEGAL & GENERAL ICAV, LEGAL & GENERAL INTERNATIONAL INDEX TRUST, LEGAL AND GENERAL ASSURANCE PENSIONS MNG LTD, LEONARDO VIEIRA FERREIRA, LUCIANO HENRIQUE JORGE, LUCIMARA APARECIDA GARNICA, LUIS MAURO CARDOSO PEREIRA FILHO, LUIZ THIAGO DE BRITO MARIANO, MANAGED PENSION FUNDS LIMITED, MARCELO CAVALCANTI BASTOS, MARCELO JOVANI D ALMARCO, MARCELO KEIJI SIONO, MARCELO MAIMONE, MARCIO BASTOS COSTA, MARCOS ANTONIO DE OLIVEIRA, MARCOS PAULO LEMES NOGUEIRA, MATEUS AMBROSIM DARE, MERCER UCITS COMMON CONTRACTUAL FUND, NEW IRELAND ASSURANCE COMPANY PUBLIC LIMITED COMPANY, NFS LIMITED, NORGES BANK, PEDRO BERNARDINELLI JUNIOR, PEDRO HENRIQUE PELLOZO DE OLIVEIRA, PEOPLE S BANK OF CHINA, PHOENIX U T M L R P A S INDEX EMERGING MARKET EQUITY FUND, RAFAEL RODRIGUES DE OLIVEIRA, REASSURE LIMITED, ROBERTO AOKI ROMERO, RODRIGO FRAY DA SILVA, ROGERIO MARLUS PEREIRA, SALVADOR ROCHA LISBOA, SCHWAB EMERGING MARKETS EQUITY ETF, SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY INDEX FUND, SCHWAB FUNDAMENTAL EMERG0ING MARKETS LARGE COMPANY INDEX ETF, SCOTIA EMERGING MARKETS EQUITY INDEX TRACKER ETF, SCOTTISH WIDOWS INVESTMENT SOLUTIONS FUNDS ICVC- FUNDAMENTAL, SEBASTIAO MELO VIRTUOSO, SERGIO PAULO FIORI, SIDNEY RIUDY NAKANISHI, SPDR S&P EMERGING MARKETS EX-CHINA ETF, STATE OF CONNECTICUT ACTING T. ITS TREASURER, STATE OF WYOMING, STATE STREET IRELAND UNIT TRUST, STELLAR INSURANCE, LTD., STICHTING BEDRIJFSTAKPENSIOENFONDS VOOR DE DETAILHANDEL, STICHTING DEPOSITARY APG EME MULTI CLIENT POOL, TEACHERS RETIREMENT SYSTEM OF THE CITY OF NEW YORK, THAIS PELAYO FERREIRA GONCALVES, THE BANK OF N. Y. M. (INT) LTD AS T. OF I. E. M. E. I. F. UK, THE BOARD OF THE PENSION PROTECTION FUND, THE EMERGING M.S. OF THE DFA I.T.CO., THE MASTER TRUST BANK OF JAP, LTD. AS TR. FOR MTBJ400045828, THE PUBLIC INSTITUITION FOR SOCIAL SECURITY, THOMAS MAGNO DE JESUS SILVEIRA, UTAH STATE RETIREMENT SYSTEMS, VAGNER DO CAMPO, VANGUARD EMERGING MARKETS EX-CHINA ETF, VANGUARD EMERGING MARKETS STOCK INDEX FUND, VANGUARD F. T. C. INST. TOTAL INTL STOCK M. INDEX TRUST II, VANGUARD FIDUCIARY TRT COMPANY INSTIT T INTL STK MKT INDEX T, VANGUARD FUNDS PUBLIC LIMITED COMPANY, VANGUARD INTERNATIONAL HIGH DIVIDEND YIELD INDEX F, VANGUARD INV FUNDS ICVCVANGUARD FTSE GLOBAL ALL CAP INDEX F, VANGUARD TOTAL INTERNATIONAL STOCK INDEX FD, A SE VAN S F, VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF, VARIABLE INSURANCE PRODUCTS FUND II: INTERNATIONAL, VITOR NOGUEIRA GUIMARAES ALVES LEITE, WILMAR KLEEMANN, WINSTON COSTA E OLIVEIRA, XP INVESTOR FIA, XP LONG BIASED, XP LB AD MST IQ, XTRACKERS (IE) PUBLIC LIMITED COMPANY, XTRACKERS MSCI ACWI EX USA ESG LEADERS EQUITY ETF, PAULO DE MORAES BARROS FILHO, REINALDO RAPOSO MATHIAS, Zeferino Domingos Bilibio, Atmos Master, Atmos Institucional Master, Linus LLC, Atmos Master Prev, ATIT Master Prev FIFE FIA, Paulo Souza de Oliveira Junior, Sergio do Espirito Santo Suza, Jose Arleudo Bezerra, FUNDO DE INVESTIMENTO EM ACOES DIMORAES, INTER DIVIDENDOS FUNDO DE INVESTIMENTO EM AÇÕES, BRUNO DA SILVA MONTEIRO, Cátia Charles Nuñez de Amozés, IORRANA BASTOS ALMEIDA, ANTONIO DIAS ROLLEMBERG, Ísis Lobato Almeida, JOYCE DA SILVA MONTEIRO, Marcos Rogério dos Santos Almeida, Sinvaldo Paulo de Amozes, PAULO ROBERTO DE JESUS, FERNANDO MAURICIO FINK, KAMILA PIVA DUNICE, Wesley Barbosa Gomes, Andre Luiz dos Santos Caldeira, Envolve Master FIA, Envolve Long Only FIA, Sergio Murilo Manuel Fernandes Filho, Walter Hase Matzkiet, Marcus Vinicius Floriani MANIFESTAÇÃO DE VOTO E PROTESTO APRESENTADOS À MESA DA ASSEMBLEIA GERAL ESPECIAL DA COMPANHIA PARANAENSE DE ENERGIA ELÉTRICA – COPEL REALIZADA EM 17 DE NOVEMBRO DE 2025 (“AGESP”) Pela presente, os acionistas representados pelo subscritor da presente, correspondendo à maioria dos acionistas titulares de ações preferenciais da classe “A” presentes ao conclave, manifestam seu voto contrário e protestos em face das deliberações constantes da Ordem do Dia da AGESP pelas razões a seguir mencionadas: A Proposta da Administração para a presente AGESP tem um sabor de déjà vu no mercado de capitais brasileiro. Na hora de captar recursos, são ofertadas uma série de preferências ou vantagens ao mercado. Quando essas preferências ou vantagens se tornam inconvenientes – invariavelmente após já ter angariado a poupança popular – são adotados os expedientes mais rasteiros com o objetivo de revogá-las, não raramente maquiando a intenção em operações redentoras ou transformações para o “bem” da empresa. Aqui não é diferente. Como se demonstrará, para implementar reestruturação societária que objetiva a migração da Copel para o Novo Mercado da B3, foi apresentada à AGESP proposta manifestamente ilegal. Em primeiro lugar, pretende-se, ao arrepio do Artigo 136, § 1º, da Lei 6.404, de 1976, suprimir uma das preferências ou vantagens da classe “A,” qual seja, os mecanismos de proteção estatutária contra a diluição dela. De maneira ainda mais grave, por meio de expediente fraudulento, busca suprimir a possibilidade dessa classe – a mais prejudicada – de deliberar sobre a matéria. Para completar, toda a transação é apresentada sem a fundamentação econômica mínima necessária, impedindo que qualquer acionista tome uma decisão informada. I. Da impossibilidade de equiparação entre as ações preferenciais das classes ‘A’ e ‘B’: essas classes possuem um regime jurídico-econômico distinto, sendo diverso o interesse do acionista de cada uma delas na operação A Copel possui duas classes de ações preferenciais, denominadas classe ‘A’ (“PNA”) e classe ‘B’ (“PNB”)1. Conforme previsto no Estatuto Social dela, a PNA 1 Além dessas duas classes, a Copel também emitiu uma golden share no processo de privatização. Neste caso, essa classe especial não é objeto da AGE. possui, além de todos os direitos atribuídos à PNB, três vantagens adicionais relevantes: i. Dividendos mínimos de 10% (dez por cento) ao ano, calculados com base no capital próprio a esta espécie e classe de ações (Artigo 5º, § 7º, I); ii. Prioridade absoluta em relação ao pagamento do dividendo em relação às demais ações de emissão da Companhia (Artigo 5º, § 7º, III); e iii. A proteção dos acionistas da classe contra a diluição (Artigos 5º, § 6º, e 11, III). Essas diferenças explicam a razão pela qual, ao longo dos anos, o mercado sempre pagou um prêmio para adquirir as PNA, tanto em relação às PNB quanto às ON. A estrutura de preferência e vantagens estabelecida no Estatuto Social da Copel e maneira como eles se materializam anualmente nos dividendos distribuídos por ela, como será aprofundado em maiores detalhes no item abaixo, demonstra como é absolutamente artificial a equiparação entre ações PNA e PNB. Não apenas no sentido econômico, mas também jurídico. É de se dizer: os acionistas PNA e PNB analisam a proposta submetida à AGESP à luz de impactos jurídico-econômicos diferentes, uma vez que a troca proposta os impacta de maneira claramente diversa. II. Da oposição aos termos da Proposta da Administração e da escancarada fraude à lei que se tenta promover A fraude à lei é de simples definição. Por meio de um conjunto de operações, busca-se produzir indiretamente efeitos jurídico-econômicos que seriam diretamente vedados por lei. Sua identificação, entretanto, exige um olhar atento. Afinal, a operação costuma nascer revestida de elaborada farsa, um discurso que busca justificar o contorno à luz de algum suposto interesse legítimo. O caso da Copel foge à regra. Aqui temos uma operação que, na origem, se propunha a observar adequadamente a lei. Entretanto, deparando-se com potencial dificuldade de ser implementada, notadamente a manifestada oposição de relevante acionista da PNA, a Administração da Companhia opta por realizar um détour para impedir que os acionistas titulares de PNA possam se manifestar sobre a operação que, em termos práticos, implicará na revogação dos privilégios ou vantagens de sua classe de ação. Cumpre lembrar que a Companhia, em 23 de junho de 2025, convocou Assembleia Geral Extraordinária para tratar da migração da Companhia para o Novo Mercado. Naquele momento, havia a expressa previsão de que seria condição para a eficácia dela a ratificação por cada uma das classes de ações preferenciais, na forma do artigo 136, §1º, da Lei das S.A. Ocorre a proposta de operação, sob o aspecto econômico, carecia de qualquer fundamentação que justificasse seus termos, quais sejam, a equiparação da PNA à PNB, por um lado, e o irrisório prêmio de R$ 0,7749 pela conversão, por outro, careciam de justificativa. Segundo informações que se tornaram públicas, a Companhia teria informado que o valor foi definido a partir de “um critério negocial, considerando o valor presente do fluxo futuro potencial de dividendos diferenciados das ações preferenciais e a própria disponibilidade de reservas da Companhia.” Em outras palavras, o papel tudo aceita... Não há qualquer esclarecimento fundamentado que explique, sob o aspecto econômico, o que está sendo proposto. De qualquer forma, em reação à potencial oposição da classe A, ao invés de apresentar justificativas plausíveis ou rever o valor da proposta, optou-se pelo détour. A ordem do dia da AGE foi alterada para incluir um passo intermediário: a unificação das classes PNA e PNB. Em seguida, ocorreria a conversão compulsória da totalidade das ações preferenciais (agora unificadas) em ações ordinárias, por meio de deliberação de um único quórum formado por todos os preferencialistas. A mecânica da fraude é evidente: considerando a esmagadora maioria numérica dos acionistas da classe PNB, a "unificação" das classes serve ao único e deliberado propósito de utilizar o poder de voto dos acionistas PNB para subjugar e silenciar a vontade dos acionistas PNA, neutralizando a proteção legal conferida pelo art. 136, § 1º, da Lei das S.A. O ato de equiparar os direitos da PNB à PNA é um mero simulacro. Os acionistas da PNB jamais exercerão, de fato, os direitos e vantagens da PNA, pois a referida equiparação é condicionada à extinção imediata de sua classe pela conversão compulsória. Trata-se de uma passagem transitória e fictícia, cujo único objetivo é legitimar a formação de um quórum de deliberação artificialmente unificado, no qual a vontade dos acionistas PNA passa a ser irrelevante. Repita-se: o acionista PNB é levado a deliberar não com base nos interesses da classe PNA, à qual adere de forma efêmera e instrumental, mas com base nas vantagens e prejuízos de sua classe original (PNB). A fraude à lei não poderia ser mais evidente e sua consequência é uma só: a ilegalidade da Proposta da Administração. Afinal, conforme esclarece Tullio Ascarelli: “A distinção entre o negócio indireto e o negócio simulado [...] não deve, é óbvio, levar à conclusão de que o primeiro seja sempre válido. Os fins visados pelas partes podem ser ilícitos; o negócio indireto será, então, ilícito e, portanto, nulo; o negócio fraudulento constitui, afinal, uma subespécie do negócio indireto. A ilegalidade não recai, nesta hipótese, sobre a causa típica do negócio adotado pelas partes; recai sobre o objetivo último por estas concretamente visado [...].” (Problemas das Sociedades Anônimas e Direto Comparado. São Paulo: Quorum, 2008. pp. 180-181). A doutrina brasileira é uníssona no mesmo sentido: “Se a lei é tal que se lhe pode descobrir o resultado, positivo, ou negativo, que ela colima, e para alcançar esse fim determina a sanção, há-se de entender que a sanção apanha quaisquer infrações diretas ou indiretas. Donde ser indiferente ter havido, ou não a intenção. O intuito não é elemento necessário do suporte fático; salvo se a própria infração direta o exigiria, ou em se tratando de mudança de estatuto. É preciso que a sanção chegue ao mesmo resultado, positivo ou negativo, que seria o da lei, se fosse, observada; portanto, deve haver equipolência entre a sanção à violação indireta e a sanção à violação direta.” (Pontes de Miranda. Tratado de Direito Privado: Parte Geral. T. I. São Paulo: RT, 2013. § 17). “[...] deve-se considerar também nulo o negócio jurídico que vise fraudar norma jurídica imperativa, no mais das vezes utilizando um negócio lícito para atingir resultado positivo, combinando-se com outros negócios jurídicos.” (Francisco Amaral. Direito Civil: Introdução. 7ª ed. Rio de Janeiro: Renovar, 2008. pp. 535-536) Inequívoca, portanto, a ilegalidade da Proposta da Administração para a AGESP, por configurar fraude ao disposto no art. 136, § 1º, da Lei das S.A. III. Do efetivo prejuízo da Proposta da Administração aos acionistas titulares de PNA: a supressão da regra relativa à proibição de diluição dos acionistas da classe Conforme demonstrado acima, a estrutura da operação como um todo é flagrantemente ilegal. Para implementá-la, além de justificativas que não se sustentam, busca a Administração da Companhia avançar sobre relevante preferência ou vantagem das PNA: os mecanismos que impedem a diluição de seus acionistas. O Estatuto Social da Companhia estabelece proteção robusta em favor dessa classe de ações. Conforme o Artigo 5º, § 6º, do Estatuto Social, não podem ser emitidas novas ações preferenciais da classe PNA em operações de aumento de capital. Por sua vez, na forma do § 11, inciso III, do mesmo Artigo, as outras ações de emissão da Companhia não podem ser convertidas em ações PNA. Em outras palavras, portanto, de uma forma ou de outra, foi assegurado que o número de ações dessa classe não possa ser aumentado, o que garante a seus titulares uma proteção direta e inequívoca contra a diluição dentro da classe. Para justificar a eliminação dessa garantia, a Proposta da Administração justificou a referida medida nos seguintes termos: “A administração da Companhia entende que não há mais razão para manter tal restrição, seja porque ela foi criada em um contexto específico, vinculado a uma estrutura de capital baseada em units, que já não existe, seja porque, após equiparadas as preferências e vantagens de ações PNB em relação às ações PNA, não há motivo para impedir a unificação de PNB e PNA, mediante a conversão mandatória de PNB em PNA.” A justificativa é manifestamente falaciosa. A Administração tenta reescrever a história da Companhia, vinculando uma proteção antiga a um evento recente para declarála obsoleta. Tal argumento, contudo, não resiste a uma simples verificação de datas. A Companhia iniciou seu programa de units em 2021. Por sua vez, a cláusula protetiva que se pretende revogar já existia na versão mais antiga do Estatuto Social dela, disponível no site dela, datado de 19.02.2004.2 Em outras palavras, a regra que a administração da Copel alega que teria sido criada no contexto do programa de units precede há, pelo menos, 20 anos da criação dele. A premissa fática da Proposta é, portanto, comprovadamente falsa. Mas não é só isto. A fragilidade dessa justificativa fica evidente ao observar que outras grandes corporações, que jamais adotaram o sistema de units, mantêm proteções idênticas em seus estatutos para classes específicas de ações, notadamente aqueles de menor volume e maiores direitos, tal como a PNA da Copel. São os casos, por exemplo, do Banco do Estado do Rio Grande do Sul S.A. – Banrisul,3 da Braskem S.A. e da Usinas Siderúrgica de Minas Gerais S/A – USIMINAS,4 , que possuem regras com o mesmo escopo, demonstrando que tal proteção é uma ferramenta de governança deliberada, e não um acidente histórico vinculado a um programa de units. Superada a insustentável justificativa da Administração, verifica-se que a supressão do Artigo 5º, § 6º, do Estatuto Social, é uma hipótese flagrante de deliberação que afeta ou prejudica apenas uma classe em detrimento das demais. A remoção de tal garantia afeta negativamente o valor e a segurança das ações PNA, enquadrando-se perfeitamente na hipótese que atrai a incidência do Art. 136, § 1º, da Lei das S.A. Esse dispositivo exige a aprovação da alteração em assembleia especial pelos acionistas da classe afetada, sempre que uma deliberação lhes causar um prejuízo específico. Por mais esse fundamento, portanto, deve-se reconhecer a ilegalidade da estrutura da Proposta da Administração submetida à AGESP. 2 Conforme previsto no então Artigo 7º, § 1º: “§ 1º As ações preferenciais classe “A” poderão ser convertidas em ações preferenciais classe “B”, vedada a conversão destas ações naquelas e a conversão de quaisquer ações preferenciais em ações ordinárias e vice versa.” Disponível em: <https://mzfilemanager. s3.amazonaws.com/8e10187f-e1d1-4712-be69-bd3fc0e6b8c0/assembleiascentral-dedownloads/ 4289a0144726532485c5a7e231fb24619420285b222751698b3438d97226e730/ata_da_age _das_1400.pdf>. 3 Na forma do Artigo 5º, § 4º, do respectivo Estatuto Social: “§4º - As ações preferenciais classe A serão conversíveis em ações ordinárias ou preferenciais classe B, na forma do artigo 8º (oitavo) abaixo. As ações ordinárias e as ações preferenciais classe B não serão conversíveis.” 4 Essas duas últimas preveem a conversibilidade apenas de uma classe para a outra, mas não o inverso. Assim, no Artigo 6º, §§ 2º e 3º, e no Artigo 5º, § 4º, do respectivo Estatuto Social. IV. Da ausência de justificativas para a relação de troca proposta. Se no plano jurídico a operação é inqualificável, no plano econômico, a operação carece de qualquer fundamentação. Apenas para demonstrar a disparidade do que está sendo proposto, segundo informações divulgadas pela Companhia,5 nos últimos cinco exercícios sociais, os valores pagos a título de dividendos para cada uma das ações de emissão da Copel são os seguintes: Exercício ON PNA PNB PNAxPNB PNAxON 2024 0,74182178 0,81600427 0,81600427 0,00 0,07418249 2023 0,34556585 0,48034963 0,38012253 0,1002271 0,13478378 2022 0,33393001 0,44975543 0,36732305 0,08243248 0,11582542 2021 1,06322895 1,16955929 1,16955929 0,00 0,10633034 2020 0,35415271 0,69297766 0,38956739 0,30341027 0,33882495 Total: 2,8386993 3,60864628 3,12257653 0,48606975 0,76994698 Média: 0,56773986 0,72172926 0,62451531 0,09721395 0,1539894 Com base na tabela acima, verifica-se que, em média, a PNA atribui anualmente um dividendo quase R$ 0,10 (dez centavos) superior à PNB. À luz dessa diferença média e considerando a taxa de desconto adotada pela ANEEL para o setor de 7,89% (WACC real após impostos)6, o valor presente dessa vantagem financeira equivale a, no mínimo, R$ 1,23 por ação, considerando um ultraconservador cenário de crescimento zero. Comparando a PNA à ON, chega-se a um valor presente da diferença de R$ 1,95 (e não R$ 0,7749, conforme a Proposta da Administração). Por mais essa razão, é inviável a aprovação da Proposta da Administração. 5 Disponível em: < https://api.mziq.com/mzfilemanager/v2/d/16a31b1b-5ecd-4214-a2e0- 308a2393e330/5ef167b9-b74d-ada1-8b11-e62b3c28bd60?origin=1> e <https://api.mziq.com/mzfilemanager/v2/d/16a31b1b-5ecd-4214-a2e0-308a2393e330/931a102e-a8b9- 101d-1c5a-32e6b886b1cf?origin=1> 6 DESPACHO Nº 882, DE 27 DE MARÇO DE 2025 V. Conclusão Pelas razões acima, os acionistas representados pelo subscritor da presente, correspondendo à maioria dos acionistas titulares de ações preferenciais da classe “A” presentes ao conclave, manifestam seu voto contrário e protestos em face das deliberações constantes da Ordem do Dia da AGESP. Raphael Manhães Martins OAB/RJ nº 147.187

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date November 17, 2025

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.